No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

OFS CAPITAL CORPORATION, OFS SBIC I, LP, HANCOCK PARK CORPORATE INCOME, INC., OFS CREDIT COMPANY, INC., OFS CAPITAL MANAGEMENT, LLC, OFS CLO MANAGEMENT, LLC, OFS CREDIT INCOME FUND, LP, OFSI FUND V, LTD., OFSI FUND VI, LTD., OFSI FUND VII, LTD., OFSI bsl VIII, LTD., OFSI BSL IX, LTD., LFTW-OFS, Inc., MAC-OFS Holdings, Inc., Convene Holdings LLC, DRS-OFSCC, INC., PB-OFSC, INC., LFTW-HPCI, Inc., DRS-HPCI, INC., OFS Funding I, LLC, oRCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

10 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC., COLE CREDIT PROPERTY TRUST IV, INC., COLE CREDIT PROPERTY TRUST V, INC., COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC., COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC., COLE REAL ESTATE INCOME STRATEGY (DAILY NAV) ADVISORS, LLC, COLE REIT ADVISORS IV, LLC, COLE REIT ADVISORS V, LLC, COLE CORPORATE INCOME ADVISORS II, LLC, COLE CORPORATE INCOME ADVISORS III, LLC,

2325 E. Camelback Road, 10th Floor

Phoenix, Arizona 85016

CIM URBAN REAL ESTATE FUND, L.P., CIM URBAN REIT, LLC, CIM FUND III, L.P., CIM INFRASTUCTURE FUND, L.P., CIM VI (URBAN REIT), LLC, CIM FUND VIII, L.P., CIM INFRASTUCTURE FUND II, L.P., CIM URBAN INCOME INVESTMENTS, L.P., CMMT PARTNERS, L.P., CIM FUND IX, L.P., CIM INVESTMENT ADVISORS, LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

All Communications, Notices and Orders to:

Jeffrey A. Cerny Tod K. Reichert OFS Capital Management, LLC 10 S. Wacker Drive, Suite 2500 Chicago, Illinois 60606 (847) 734-2000	Nathan D. DeBacker CIM Group, LLC 2325 E. Camelback Road, 10th Floor Phoenix, Arizona 85016 (602) 778-8700	Mukya Porter CIM Group, LLC 4700 Wilshire Boulevard Los Angeles, California 90010 (323) 860-7421

Copies to:

Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Anne G. Oberndorf, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 Tel: (202) 383-0100 Fax: (202) 637-3593	Ettore A. Santucci, Esq. David H. Roberts, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 Tel: (617) 570-1000

Lauren Burnham Prevost, Esq.

Seth K. Weiner, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

Tel: (404) 233-7000

May 22, 2018

INTRODUCTION

A.	Requested Relief

OFS Capital Corporation and its related entities identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) and one or more other Regulated Funds and/or one or more Affiliated Funds (defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in this application.

The Order sought by this Application would supersede the order, dated October 12, 2016, issued by the Commission to OFS Capital Corporation and certain of its affiliates under Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 (the “Prior Order”),3 with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

•	OFS Capital Corporation (“OFS BDC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Hancock Park Corporate Income, Inc. (“Hancock BDC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the Act;

•	OFS Credit Company, Inc. (“OFS Credit” and together with OFS BDC and Hancock BDC, the “Existing Regulated Funds”), a non-diversified, externally managed closed-end management investment company that has registered as an investment company under the Act;

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	OFS Capital Corporation, et al. (File No. 812-14602), Release No. IC-32312 (Oct.12, 2016) (order), Release No. IC-32259 (Sept. 13, 2016) (notice).

•	LFTW-OFS, Inc., MAC-OFS Holdings, Inc., Convene Holdings LLC, DRS-OFSCC, Inc., PB-OFSC, Inc., and OFS SBIC I LP (the “Existing SBIC Subsidiary,” and collectively, the “Existing OFS BDC Subsidiaries”), each of which is a Wholly-Owned Investment Sub (as defined below) of OFS BDC;

•	LFTW-HPCI, Inc., and DRS-HPCI, Inc. (the “Hancock BDC Subsidiaries,” and together with the Existing OFS BDC Subsidiaries, the “Existing Wholly-Owned Subsidiaries”), each of which is a Wholly-Owned Investment Sub of Hancock BDC;

•	OFS Capital Management, LLC (“OFS Adviser”) on behalf of itself and its successors;[4]

•	OFS CLO Management, LLC (“OFS CLO Adviser”) on behalf of itself and its successors;

•	OFS Credit Income Fund, LP, OFSI Fund V, LTD., OFSI Fund VI, LTD., OFSI Fund VII, LTD., and OFSI BSL VIII, LTD., OFSI BSL IX, LTD. (each an “Existing OFS Affiliated Fund” and collectively, the “Existing OFS Affiliated Funds”), each of which is managed by OFS Adviser or OFS CLO Adviser and is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7);

•	Orchard First Source Asset Management, LLC (“OFSAM”), the parent company of OFS Adviser and OFS CLO Adviser, and its direct, wholly-owned subsidiary, OFS Funding I, LLC (together, the “OFS Companies”). The OFS Companies, from time to time, may hold various financial assets in a principal capacity (together, in such capacity, “Existing OFS Proprietary Accounts” and together with any Future OFS Proprietary Account (as defined below), the “OFS Proprietary Accounts”);

•	CIM Investment Advisors, LLC (“CIM Advisor”), on behalf of itself and its successors, which serves as the investment adviser to each CIM Fund, but may or may not provide investment advisory services as contemplated under the Investment Advisers Act of 1940 (the “Advisers Act”)[5]; any securities of a CIM Fund that would be subject to the Order, if not advised by CIM Advisor, would be sub-advised or co-managed by OFS Adviser;

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) or is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C) (the “Existing CIM Funds”);

[4]	The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[5]	No CIM Fund will rely on the Order unless any securities of such CIM Fund that would be subject to the Order are either advised by CIM Advisor or sub-advised or co-managed by OFS Adviser.

2

•	The investment advisers to the Existing Cole Funds (defined below) that are identified in Appendix B (the “Existing Cole Advisers”), each on behalf of itself and its successors, which are each (a) under common control with OFS Adviser and OFS CLO Adviser, (b) not registered with the Commission as an investment adviser because they are not required to register and (c) serve as the investment adviser to the applicable Cole Fund, any securities of each of which that would be subject to the Order will be sub-advised or co-managed by OFS Adviser;

•	The investment vehicles identified in Appendix B, each of which is a separate and distinct legal entity is primarily engaged in the business of buying real estate and is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C), or otherwise would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7)(the “Existing Cole Funds,” and together with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, OFS Adviser, OFS CLO Adviser, CIM Advisor, the Existing CIM Funds, the Existing OFS Affiliated Funds, the Existing OFS Proprietary Accounts, and the Existing Cole Advisers, the “Applicants”);

C.	Defined Terms

“Adviser” means OFS Adviser, OFS CLO Adviser, CIM Advisor, the Existing Cole Advisers, and any Future Adviser (defined below); provided that an Adviser serving as a sub-adviser or co-manager to an Affiliated Fund (defined below) is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund or a Regulated Fund (defined below) whose sub-adviser or co-manager is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser or co-manager is an Adviser will not source any Potential Co-Investment Transactions under the requested Order. For avoidance of doubt, the Existing Cole Advisers and any future Adviser that is not registered under the Advisers Act as described in the definition of “Future Adviser” are only Advisers for purposes of Conditions 2(c)(iv), 13 and 14.

“Affiliated Fund” means any Existing OFS Affiliated Fund, any Existing CIM Fund, any Existing Cole Fund, the Existing OFS Proprietary Accounts, the Future Affiliated Funds (as defined below), and any Future OFS Proprietary Accounts (as defined below).

“BDC” means a business development company under the Act.6

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

3

“BDC Downstream Fund” means with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the program of co-investment described in the Application.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as, industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the other Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

4

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with OFS Adviser and OFS CLO Adviser, (ii) (a) is registered as an investment adviser under the Advisers Act, (b) is a relying adviser or a related adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with OFS Adviser and OFS CLO Adviser, or (c) is not registered under the Advisers Act, but is a primary adviser that is not required to be registered under the Advisers Act and is not sourcing Potential Co-Investment Transactions, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Affiliated Fund” means any entity (a) whose investment adviser, sub-adviser, or co-manager is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act or (z) or is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C) of the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the program of co-investment described in the Application; provided that an entity the securities of which are sub-advised or co-managed by an Adviser is included in this term only if such Adviser serving as sub-adviser or co-manager controls the entity with regard to its securities.

“Future OFS Proprietary Accounts” means any direct or indirect, wholly- or majority-owned subsidiary of OFSAM that is formed in the future that, from time to time, may hold various financial assets in a principal capacity and intends to participate in the program of co-investment described in the Application.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser, sub-adviser, or co-manager is an Adviser, and (c) that intends to participate in the program of co-investment described in the Application.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

5

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

[7]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

6

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds, holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means any Existing Wholly-Owned Subsidiary or an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, or (b) relies on Rule 3a-7 under the Act. The term “SBIC Subsidiary” means a wholly owned consolidated subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company.

II.	APPLICANTS

Each applicant below may be deemed to be directly or indirectly controlled by, or under common control with, OFSAM, the parent company of OFS Adviser and OFS CLO Adviser.

A.	OFS BDC

OFS BDC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the 1940 Act. On November 7, 2012, OFS Capital, LLC, a Delaware limited liability company and the predecessor to OFS BDC, converted into a Delaware corporation, OFS BDC, and the outstanding limited liability company interests in OFS Capital, LLC were converted into 2,912,024 shares of common stock in OFS BDC. The common stock of OFS BDC trades on the Nasdaq Global Select Market under the symbol “OFS.” As of December 31, 2017, OFS BDC had net assets of approximately $188.3 million. OFS BDC’s Objectives and Strategies are to generate both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. OFS BDC’s investment strategy, which includes the Existing SBIC Subsidiary, focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities.

7

The Board of OFS BDC is comprised of five directors, three of whom are Independent Directors.

In addition, for income tax purposes, OFS BDC, other than any tax blocker entity it may form, has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

B.	Hancock BDC

Hancock BDC was organized as a corporation under the General Corporate Laws of the State of Maryland on December 8, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under Section 2(a)(48) of the 1940 Act.  Structured as a private BDC, Hancock BDC is offering shares of its common stock on a best efforts, continuous basis. As of December 31, 2017, Hancock BDC had net assets of approximately $11.7 million. Hancock BDC’s Objectives and Strategies are to provide its shareholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Hancock BDC’s investment strategy focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other equity securities.

The Board of Hancock BDC is comprised of three directors, two of whom are Independent Directors.

Hancock BDC has made an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

C.	OFS Credit

OFS Credit was organized as a Delaware corporation on September 1, 2017 for the purpose of operating as a non-diversified, externally managed closed-end management investment company that has registered as an investment company under the Act.  OFS Credit filed a registration statement on Form N-2 on October 4, 2017 and intends to complete an initial public offering of the shares of its common stock and have its shares listed on the Nasdaq Global Select Market. OFS Credit’s primary investment objective is to generate current income, with a secondary objective to generate capital appreciation. Under normal market conditions, OFS Credit will invest at least 80% of its total assets, or net assets plus borrowings, in floating rate credit-based instruments and other structured credit investments including (i) collateralized loan obligation (“CLO”) debt and subordinated (i.e., residual or equity) securities; (ii) traditional corporate credit investments, including leveraged loans and high yield bonds; (iii) opportunistic credit investments, including stressed and distressed credit situations and long/short credit investments; and (iv) other credit-related instruments.

8

The Board of OFS Credit is comprised of five directors, three of whom are Independent Directors.

OFS Credit intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

D.	Existing OFS BDC Subsidiaries

OFS BDC’s investment strategy includes the Existing SBIC Subsidiary, which is a Wholly-Owned Investment Sub of OFS BDC. The Existing SBIC Subsidiary is a Delaware limited partnership and received an SBIC license from the SBA in May 2012. The SBIC license allows the Existing SBIC Subsidiary to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage funding is subject to the Existing SBIC Subsidiary’s payment of certain fees to the SBA, and the ability of the Existing SBIC Subsidiary to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA.

On November 26, 2013, OFS BDC obtained an exemptive order from the SEC to permit OFS BDC to exclude the debt of the Existing SBIC Subsidiary guaranteed by the SBA from the definition of senior securities in the statutory 200% asset coverage ratio under the 1940 Act, allowing for greater capital deployment.

The other Existing OFS BDC Subsidiaries are each a Wholly-Owned Investment Sub of OFS BDC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing each of the Existing OFS BDC Subsidiaries, OFS Adviser, as investment adviser to OFS BDC, oversees the management of the assets of each of the Existing OFS BDC Subsidiaries.

E.	Hancock BDC Subsidiaries

The Hancock BDC Subsidiaries are each a Wholly-Owned Investment Sub of Hancock BDC formed specifically for the purpose of procuring financing or otherwise holding investments. Pursuant to the documents governing the Hancock BDC Subsidiaries, OFS Adviser, as investment adviser to Hancock BDC, oversees the management of the assets of the Hancock BDC Subsidiaries.

F.	OFS Adviser and OFS CLO Adviser

OFS Adviser and OFS CLO Adviser are each a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. OFS Adviser serves as investment adviser to the Existing Regulated Funds and manages the respective portfolios of each Existing Regulated Fund in accordance with the Existing Regulated Fund’s Objectives and Strategies.  The investment professionals of OFS Adviser are responsible for determining the composition of each Existing Regulated Fund’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; assisting each Existing Regulated Fund in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that each Existing Regulated Fund makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that each Existing Regulated Fund makes. OFS Adviser and OFS CLO Adviser are each a direct or indirect subsidiary of OFSAM.

9

G.	CIM Advisor

CIM Advisor is a Delaware limited liability company and is an investment adviser registered with the Commission under the Advisers Act. CIM Advisor currently serves as investment adviser to the Existing CIM Funds, but may or may not provide investment advisory services as contemplated under the Advisers Act. No CIM Fund will rely on the Order unless any securities of such CIM Fund that would be subject to the Order are either advised by CIM Advisor or sub-advised or co-managed by OFS Adviser. To the extent that OFS Adviser is engaged, CIM Advisor would become a primary adviser with respect to that CIM Fund and would not source Potential Co-Investment Transactions. Therefore, only Conditions 2(c)(iv), 13 and 14 apply to the CIM Advisor with respect to each CIM Fund for which OFS Adviser serves as sub-adviser or co-manager.

H.	Existing Cole Advisers

Each of the Existing Cole Advisers is listed in Appendix B and is not registered as an investment adviser under the Advisers Act. None of the Existing Cole Advisers are required to register as investment adviser under the Advisers Act. The Existing Cole Advisers act as primary advisers to the Existing Cole Funds and do not source Potential Co-Investment Transactions. Conditions 2(c)(iv), 13 and 14 apply to the Existing Cole Advisers.

I.	OFSAM and OFS Funding I, LLC

OFS Funding I, LLC is controlled by OFSAM, which also controls OFS Adviser and OFS CLO Adviser. The OFS Proprietary Accounts hold various financial assets in a principal capacity.  OFSAM has various business lines that it operates through its wholly- or majority-owned subsidiaries, and the subsidiary that exists and currently intends to participate in the program of Co-Investment as described in this Application has been included as an Applicant herein.

J.	Existing OFS Affiliated Funds, Existing CIM Funds, and Existing Cole Funds

Each of the Affiliated Funds is, or will be, a separate and distinct legal entity that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act or (z) or is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(C) of the Act.

10

Each of the Existing OFS Affiliated Funds is listed above. Each of the Existing OFS Affiliated Funds’ investment adviser is OFS Adviser or OFS CLO Adviser.

Each of the Existing CIM Funds is listed in Appendix A. Each of the Existing CIM Funds’ investment adviser is CIM Advisor, but CIM Advisor may or may not provide investment advisory services as contemplated under the Advisers Act. No CIM Fund will rely on the Order unless any securities of such CIM Fund that would be subject to the Order are either advised by CIM Advisor or sub-advised or co-managed by OFS Adviser.

Each of the Existing Cole Funds is listed in Appendix B. Each of the Existing Cole Fund’s investment adviser is an Existing Cole Adviser and will engage OFS Adviser to serve as investment sub-adviser or co-manager with respect to any securities that would be subject to the Order.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act.  This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In section A.1. below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In sections A.3. and A.4. below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

11

A.	Overview

Applicants include multiple advisers that are under common control. The Advisers manage numerous funds and separate accounts with a wide variety of mandates.

Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDCs, the Act.

The Advisers are collectively presented with thousands of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments and dispositions of holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the conditions contained in the Order.

1.	The Investment Process

The investment process under the Order will consist of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

12

(a)       Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the individual portfolio managers and investment teams responsible for identifying and evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities. Investment teams are constructed and are typically led by senior investment professionals and supported by one or more junior investment professionals. Members of the investment team are selected primarily based on existing relationships with equity or independent sponsors, various issuers, or industry experience. Investment teams lead the due diligence and structuring processes for new investments and make recommendations to the investment committee.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, investment teams and/or investment committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable investment team or investment committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund, in light of the Regulated Fund’s then-current circumstances.

[8]	Representatives from each Adviser to a Regulated Fund are members of each investment team or investment committee, or are otherwise entitled to participate in each meeting of any investment team or investment committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment team or investment committee. The investment committees will keep minutes of their meetings, and at those meetings the investment teams will recommend investments to the committees. Such minutes will include reference to the specific investment opportunities considered at the meeting, including those recommended by the investment teams.

13

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by Advisers because they are OFS Proprietary Accounts (i.e., the OFS Companies investing in a principal capacity). However, Applicants note that numerous of the previously ordered exemptive applications seeking similar co-investment relief have included proprietary accounts.9 The Applicants do not believe that the participation of OFS Proprietary Accounts in the program of Co-Investment described in this Application would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are advised by Advisers. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (including the OFS Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and in accordance with the Conditions.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)       Order Placement and Allocation

The Advisers have each adopted an investment allocation policy, which provides that all investment opportunities will be allocated among their respective client accounts on a basis that over a period of time is fair and equitable to each client account relative to other clients consistent with any fiduciary duties owed to clients and in an effort to avoid favoring one client over another, taking into account all relevant facts and circumstances.

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable investment team or investment committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable investment team or investment committee may consider such factors, among others, as available capital; investment objectives or current investment strategies; risk profiles; regulatory issues, restrictions, concentrations and diversity limits; industry restrictions; potential conflicts of interest; the effects of current and anticipated market and general economic conditions as they relate to the Regulated Fund; existing and prior positions in an issuer or security; and such other matters as may be reasonably taken into account by the Adviser.

[9]	See, e.g., TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order), all of which included relief for proprietary accounts.

14

Allocation Procedure.

For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an allocation committee on which senior management and legal personnel participate. These allocation committees are structured with overlapping membership to ensure consistency of approach. At this stage, each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order of participating Regulated Funds will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is reviewed by the compliance team, led by the chief compliance officer, of the applicable Adviser, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

[10]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved for the records of the Advisers.

[11]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

15

(c)       Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

16

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

17

(a)       Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board.

Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with condition 10.

(b)       Enhanced Review Follow-Ons

[12]	See footnote 28 below.

18

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by condition 7.

(a)       Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

[13]	See footnote 26 below.

19

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with condition 10.

(b)       Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

The Existing Regulated Funds or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Entity that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub. Each of the Existing OFS BDC Subsidiaries is a Wholly-Owned Investment Sub of OFS BDC and the Hancock BDC Subsidiary is a Wholly-Owned Investment Sub of Hancock BDC.

[14]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[15]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

20

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[16] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

[16]	Also excluded from this category by Rule 57b-1, is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

21

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

[17]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

22

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18  The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19  Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

[18]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[19]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[20]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

23

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the investment advisers and sub-advisers or co-managers to the Regulated Funds and Affiliated Funds are, or will be, controlling, controlled by or under common control with OFSAM. OFS Adviser may be deemed to control the Existing Regulated Funds and certain of the Affiliated Funds and Future Regulated Funds for which it serves as investment adviser, investment sub-adviser or co-manager, and OFS CLO Adviser may be deemed to control the Affiliated Funds that it manages. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the OFS Proprietary Accounts are controlled by OFSAM, which is the parent company of OFS Adviser and OFS CLO Adviser and, therefore, are under common control with the Regulated Funds, the OFS Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the program of Co-Investment described in this Application.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.21 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

[21]	See, e.g., TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582 Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2019) (order); New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel. Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order); Horizon Technology Finance Corporation, et al. (File No. 812-14738) Investment Company Act Rel. Nos. 32888 (October 30, 2017) (notice) and 32923 (November 27, 2017) (order); Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order); 1889 BDC, Inc., et al. (File No. 812-14682) Investment Company Act Rel. Nos. 32687 (June 21, 2017) (notice) and 32735 (July 18, 2017) (order).

24

Due to Applicants’ size, which is continuing to grow, and the increasing complexity of Applicants’ operations and projected new products, Applicants believe the Prior Order (despite Applicants’ operation pursuant thereto) will preclude Applicants from being able to continue to grow and introduce certain new products and advisory relationships. Applicants also believe that the Prior Order does not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend the Standard Precedent to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

The Prior Order also does not permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.

Ares Capital Corporation and its affiliates previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the application of Ares Capital Corporation and its affiliates, for which an order was granted on January 18, 2017 (the “Ares Order”).22 Applicants believe that the relief requested herein is consistent with the policy underlying the Ares Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

The Commission also has issued orders extending co-investment relief to proprietary accounts.23

[22]	See Ares Capital Corporation, et al (File No. 812-13603) Investment Company Act Rel. Nos. 32399 (December 21, 2016) (notice) and 32427 (January 18, 2017) (order).

[23]	See, e.g., TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32969 (January 17, 2018) (order), Release No. IC-32945 (December 20, 2017) (notice); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Inv. Co. Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc. et. al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2015) (order).

25

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

26

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board.  Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act.  As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

27

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)       The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)       When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)       If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)       If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)       After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

28

(i)         the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)         the transaction is consistent with:

(A)       the interests of the Regulated Fund’s equity holders; and

(B)       the Regulated Fund’s then-current Objectives and Strategies;

(iii)         the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)       the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)       any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

29

(iv)         the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect24 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.          Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,25 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.          Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.          Standard Review Dispositions.

(a)       General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)       the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

[24]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[25]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

30

(ii)       the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)       Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)       No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)       (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;26 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)       each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)       Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)       General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)       the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)       the Adviser to each Regulated Fund that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

[26]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

31

(iii)       the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)          Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition, solely to the extent that a Required Majority determines that:

(i)       the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv);

(ii)       the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)          Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)       Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)       Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)       Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)       Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial27 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[27]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

32

(v)       No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)       General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)       the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)       the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)       No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)       (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,28 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)       it is a Non-Negotiated Follow-On Investment.

(c)       Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment, solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

[28]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

33

(d)         Allocation. If, with respect to any such Follow-On Investment:

(i)       the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)       the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)         Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)         General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)       the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)       the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)       the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)         Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

34

(c)         Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)       Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)       Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)       Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)       No Control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)         Allocation. If, with respect to any such Follow-On Investment:

(i)       the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)       the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

35

(e)          Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)       Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds, that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)       All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)       Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)       The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.        Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.        Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

36

13.        Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.        Transaction Fees.29 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k), or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.         Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Jeffrey A. Cerny

Tod K. Reichert

OFS Capital Management, LLC

[29]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

37

10 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

(847) 734-2000

Nathan D. DeBacker

CIM Group, LLC

2325 E. Camelback Road, 10th Floor

Phoenix, Arizona 85016

Tel: (602) 778-8700

Mukya Porter

CIM Group, LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Tel: (323) 860-7421

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Anne G. Oberndorf, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Tel: (202) 383-0100

Fax: (202) 637-3593

Ettore A. Santucci, Esq.

David H. Roberts, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Tel: (617) 570-1000

Lauren Burnham Prevost, Esq.

Seth K. Weiner, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

Tel: (404) 233-7000

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

38

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibits B, C and D.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 22nd day of May, 2018.

OFS CAPITAL CORPORATION

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS SBIC I, LP

By: OFS SBIC I GP, LLC
Its: General Partner

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CREDIT COMPANY, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

39

OFS CAPITAL MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CLO MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CREDIT INCOME FUND, LP

By: OFS CREDIT INCOME FUND GP, LLC
Its: General Partner

By:	/s/ Jeffrey A. Cerny
Name: Jeffrey A. Cerny
Title: Managing Member

OFSI FUND V, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VI, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VII, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

40

OFSI BSL VIII, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL IX, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Asset Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

LFTW-OFS, INC.,

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

MAC-OFS HOLDINGS, INC.,

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

CONVENE HOLDINGS LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

DRS-OFSCC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

41

PB -OFSC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

LFTW-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

DRS-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFS FUNDING I, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE CREDIT PROPERTY TRUST IV, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

42

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV) ADVISORS, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT ADVISORS IV, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT ADVISORS V, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME ADVISORS II, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

43

COLE CORPORATE INCOME ADVISORS III, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM URBAN REAL ESTATE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN REIT, LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND III, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM VI (URBAN REIT), LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND VIII, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

44

CIM INFRASTRUCTURE FUND II, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN INCOME INVESTMENTS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CMMT PARTNERS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM FUND IX, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INVESTMENT ADVISORS, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

45

Exhibit A

Verification of Statement of Facts and Application

Pursuant to Rule 17d-1 Under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated May 22, 2018 for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

OFS CAPITAL CORPORATION

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS SBIC I, LP

By: OFS SBIC I GP, LLC
Its: General Partner

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

OFS CREDIT COMPANY, INC.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chief Executive Officer

46

OFS CAPITAL MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CLO MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS CREDIT INCOME FUND, LP

By: OFS CREDIT INCOME FUND GP, LLC
Its: General Partner

By:	/s/ Jeffrey A. Cerny
Name: Jeffrey A. Cerny
Title: Managing Member

OFSI FUND V, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VI, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI FUND VII, LTD.

By: OFS CAPITAL MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

47

OFSI BSL VIII, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI BSL IX, LTD.

By: OFS CLO MANAGEMENT, LLC
Its: Asset Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

LFTW-OFS, INC.,
By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

MAC-OFS HOLDINGS, INC.,

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

CONVENE HOLDINGS LLC

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Managing Director

DRS-OFSCC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

48

PB -OFSC, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

LFTW-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

DRS-HPCI, INC.

By:	/s/ Tod K. Reichert
Name: Tod K. Reichert
Title: Vice President

OFS FUNDING I, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

ORCHARD FIRST SOURCE ASSET MANAGEMENT, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE CREDIT PROPERTY TRUST IV, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

49

COLE CREDIT PROPERTY TRUST V, INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.

By:	/s/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Chief Financial Officer and Treasurer

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV) ADVISORS, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT ADVISORS IV, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE REIT ADVISORS V, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

COLE CORPORATE INCOME ADVISORS II, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

50

COLE CORPORATE INCOME ADVISORS III, LLC

By:	/s/ Jordan Dembo
Name: Jordan Dembo
Title: Vice President

CIM URBAN REAL ESTATE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN REIT, LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND III, L.P.

By:/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INFRASTRUCTURE FUND, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM VI (URBAN REIT), LLC

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President

CIM FUND VIII, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

51

CIM INFRASTRUCTURE FUND II, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM URBAN INCOME INVESTMENTS, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CMMT PARTNERS, L.P.
By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM FUND IX, L.P.

By:	/s/ Nicholas V. Morosoff
Name: Nicholas V. Morosoff
Title: Vice President of General Partner

CIM INVESTMENT ADVISORS, LLC

By:	/s/ Mukya Porter
Name: Mukya Porter
Title: Vice President

52

EXHIBIT B

Resolutions of the Board of Directors of
OFS Capital Corporation

WHEREAS, the Board believes it is in the best interests of the Company to file an amended, expanded application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved at a meeting of the Board of Directors on February 27, 2018)

EXHIBIT C

Resolutions of the Board of Directors of

Hancock Park Corporate Income, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an amended, expanded application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize certain joint transactions and co-investments by the Company with certain entities that may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved at a meeting of the Board of Directors on February 27, 2018)

EXHIBIT D

Resolutions of the Board of Directors of

OFS Credit Company, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-l promulgated under the 1940 Act (the “Amended Application”), to authorize certain joint transactions and co-investments by the Company with certain entities that may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, management has discussed with the Board the proposed terms of the Amended Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Amended Application, and to do such other acts or things and execute such other documents, including amendments to the Amended Application, as they deem necessary or desirable to cause the Amended Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Amended Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Approved by unanimous written consent on April 19, 2018)

APPENDIX A

The Existing CIM Funds:

CIM Urban Real Estate Fund, L.P.

CIM Urban REIT, LLC

CIM Fund III, L.P.

CIM Infrastructure Fund, L.P.

CIM VI (Urban REIT), LLC

CIM Fund VIII, L.P.

CIM Infrastructure Fund II, L.P.

CIM Urban Income Investments, L.P.

CMMT Partners, L.P.

CIM Fund IX, L.P.

Appendix B

The Existing Cole Advisers:

Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC

Cole REIT Advisors IV, LLC

Cole REIT Advisors V, LLC

Cole Corporate Income Advisors II, LLC

Cole Corporate Income Advisors III, LLC

The Existing Cole Funds:

Cole Real Estate Income Strategy (Daily NAV), Inc.

Cole Credit Property Trust IV, Inc.

Cole Credit Property Trust V, Inc.

Cole Office & Industrial REIT (CCIT II), Inc.

Cole Office & Industrial REIT (CCIT III), Inc.